[CITIBANK LETTERHEAD]

September 16, 2014

Via EDGAR and Telecopier

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Paul Dudek, Esq Division of International Corporate Finance Fax: (202) 772-9207

Re:	Alibaba Group Holding Limited Registration Statement on Form F-6 (Registration No.: 333-198401)

Dear Mr. Dudek:

Citibank N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, Alibaba Group Holding Limited, a company organized and existing under the laws of the Cayman Islands (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares (“ADS”) issued thereunder, each ADS representing one (1) ordinary share, par value US$0.000025 per share, of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No.: 333-198401) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-1 (Registration No.: 333-195736).

Please call me at (212) 816-6351 if you have any questions.

Very truly yours, CITIBANK, N.A.

By	/s/ Keith A. Galfo
Name:	Keith A. Galfo
Title:	Vice President

cc:           Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)